SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______ to ______

Commission file number 1-5325

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Huffy Corporation Savings Plan
225 Byers Road
Miamisburg, Ohio 45342

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Huffy Corporation
225 Byers Road
Miamisburg, Ohio 45342

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huffy Corporation Savings Plan
(Name of Plan)

DATE July 14, 2004

Robert W. Lafferty
Huffy Corporation Savings Plan
Retirement Committee Member

** Pursuant to the General Instructions of Form 11-K, the Financial Statements and Schedules are being provided in a paper filing under cover of Form SE.

HUFFY CORPORATION SAVINGS PLAN

Financial Statements and Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

HUFFY CORPORATION SAVINGS PLAN

Table of Contents

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Report of Independent Registered Public Accounting Firm

Corporate Benefits Advisory Committee
Huffy Corporation Savings Plan
Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of the Huffy Corporation Savings Plan (the "Plan"), as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of Huffy Corporation Savings Plan as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended was audited by other auditors whose report dated June 25, 2003, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's administrator. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Dayton, Ohio
June 30, 2004

40 North Main St., Suite 800, Kettering Tower, Dayton, OH 45423, 937/226-0070, FAX 937/226-1626

HUFFY CORPORATION SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

		2003	2002
Assets:			
Investments, at fair value :			
Mutual funds	$	14,771,442	11,853,202
Securities of participating employer		440,370	504,432
Participant loans		239,483	259,513
Total investments		15,451,295	12,617,147
Receivables:			
Employer's contribution		1,491	1,998
Participants' contribution		5,895	7,904
Total receivables		7,386	9,902
Total assets		15,458,681	12,627,049
Liabilities:			
Accrued administrative expenses		12,618	11,000
Net assets available for benefits	$	15,446,063	12,616,049

See accompanying notes to financial statements.

HUFFY CORPORATION SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

		2003	2002
Investment income (loss):			
Net depreciation in fair value of investments	$	2,417,338	(2,975,887)
Interest and dividends		161,231	328,324
Total investment income (loss)		2,578,569	(2,647,563)
Contributions:			
Employer		25,492	224,353
Participants		1,184,711	1,012,290
Total contributions		1,210,203	1,236,643
Transfers from (to) other plans		(177,477)	1,063,687
		3,611,295	(347,233)
Benefits paid to participants		771,946	1,424,514
Administrative expenses		9,335	12,725
		781,281	1,437,239
Net increase (decrease)		2,830,014	(1,784,472)
Net assets available for benefits:			
Beginning of year		12,616,049	14,400,521
End of year	$	15,446,063	12,616,049

See accompanying notes to financial statements.

HUFFY CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1) Description of Plan

The following description of the Huffy Corporation Savings Plan, as amended and restated effective January 1, 1997 (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Huffy Corporation (the Company and Plan Sponsor). Salaried employees who have attained age 21 are eligible to participate in the Plan the first day of the month following employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company has a Trust Agreement with Reliance Trust Company regarding the operation and management of the trust fund. The plan participants are offered 11 mutual fund investment options with varying degrees of risk and an option to invest in the Huffy Corporation Common Stock Fund. The 12 investment options available under the Plan are listed below:

- Huffy Corporation Common Stock Fund – Funds are invested in common stock of Huffy Corporation. The fund also holds a limited amount of short-term investments.
- American EuroPacific Growth Fund – Funds are managed for capital growth, primarily through investment in securities of issuers domiciled outside the United States.
- MFS Fixed Fund – Funds are managed for capital preservation with a relatively predictable annual return through investment in guaranteed investment contracts.
- MFS Bond Fund – Funds are managed for a high level of current income and to protect shareholders' capital through investment in corporate and governmental debt securities.
- American Balanced Fund – Funds are managed for a balance of capital growth, current income and conservation of capital through investment in a well-diversified portfolio comprised of both stocks and bonds.
- Barclays Global Investors S&P 500 Stock Fund – Funds are invested in the Standard & Poor's 500, which emphasizes stocks of large U.S. companies.
- Massachusetts Investors Trust Fund– Funds are managed for long-term capital growth and current income through investment in income producing equity securities.
- PIMCO Total Return Fund – Funds seek total return consistent with preservation of capital.
- MFS Mid-Cap Growth Fund – Funds are managed for long-term capital growth through investment in common stocks of companies with medium market capitalization.
- Franklin Balance Sheet Fund – Funds seek total return through investment in equity securities judged to be undervalued.

(Continued)

- MFS Value Fund – Funds are managed for capital appreciation and income through investment securities exceeding the return of the Standard and Poor's 500.
- Conservative Portfolio Option – Funds are managed by investment in a combination of holdings in bonds and stocks for long-term stability and growth.

(b) Contributions

A participant may contribute up to 50% of compensation (20% of compensation prior to July 1, 2002), not to exceed the limits established by the Internal Revenue Code of 1986 (the Code).

Under the Plan, the Company's matching contribution is equal to 33.3% of the first 6% of before-tax compensation contributed by each participant. The Plan also permits discretionary Company contributions, which if not allocated pursuant to the foregoing formula will be allocated in the proportion which each participant's contribution bears to all participants' contributions made since the most recent allocation. To date, no such discretionary contributions have been made under the Plan.

The Company's matching contribution is made 50% in cash and 50% in the Company's common stock. Participants are restricted from redirecting the match provided for in the Company's common stock until the earlier of the participant's tenth anniversary of participation in the Plan or age 50.

Subsequent to December 31, 2003, the Company amended the matching contribution such that there is no longer a matching cash contribution. At the same time the Company removed the restriction from redirecting the match provided for in the Company's common stock.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and net Plan earnings, and charged with an allocation of administrative expenses.

Investment income is reinvested in the same fund in which it was earned. Net Plan earnings are allocated to each participant's account, on a daily basis, based upon the earnings (or losses) of the particular fund or funds in which the participant's account is invested.

(d) Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon and, upon attainment of age 65, death, disability, retirement or termination of the Plan, are 100% vested in employer contributions. Generally, employer contributions vest over a five year calendar period in increments of 20% per year. Effective July 1, 2001, the Plan was amended such that participants who earn an hour of service on or after July 1, 2001, will be credited with a vesting year for each one year period of service, as defined, beginning on the employee's employment date, without regard to whether the employee elected to participate in the Plan.

Effective December 17, 1999, each participant whose employment with Huffy Bicycle Division terminated as a result of the cessation of production of the plants located in Farmington, Missouri, and Southaven, Mississippi, became fully vested in his or her account balance.

(Continued)

(e) Benefit Payments

Benefits under the Plan are distributable upon death, disability, retirement, or termination of employment. Upon approval by the Plan administrator, participants may also make withdrawals of voluntary employee contributions.

(f) Loans

Participants may borrow up to 50% of their vested account balance. All loans bear interest at 1% over the prime rate on the effective date of the loan and the interest rate is fixed for the entire repayment period.

(g) Forfeitures

Forfeited nonvested accounts of participants who terminate employment are held in a fund within the MFS Fixed Fund and allocated at the Company's discretion. Forfeitures may be used to either reduce employer contributions or administrative expenses and trust fees. Effective January 1, 2003, forfeitures will be used to first reduce employer matching contributions and then administrative expenses and trust fees. Any remaining forfeitures will be allocated to the participants' accounts in accordance with Plan provisions.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting assuming the Plan Sponsor will continue as a going concern. In February 2004, the Plan Sponsor announced implementation of a plan to improve its working capital and cash flow. In April 2004, the Plan Sponsor announced it had retained Lazard Freres & Co. LLC to advise the Company on financing and strategic alternatives, including the sale of the Company or of product segments within the Company. While the assets of the Plan are subject to normal market risk they are held in trust and are not subject to the creditors of the Plan Sponsor should the Company not continue in its current configuration. The financial statements and supplemental schedule do not include any adjustments that might result from the outcome of this uncertainty.

(b) Investments

Participants' loans are recorded at the unpaid principal balances of the individual loans which approximate fair value. All other investments are recorded at fair value based on quoted market prices from published sources. Purchases and sales of investments are recorded on a trade-date basis.

(c) Administrative Expenses

Trustee fees and other administrative expenses are paid by the Plan.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

(Continued)

(3) Investments

Reliance Trust Company, as trustee, is responsible for the operation and management of the trust fund. Massachusetts Financial Services, Inc. (MFS) invests all contributions in the various investment fund options as directed by the individual participants.

At December 31, 2003 and 2002, the following investments were in excess of 5% of net assets available for benefits:

	December 31, 2003	December 31, 2002
Mutual Funds:		
MFS Mid-Cap Growth Fund	$ 2,573,760	$ 1,663,484
American Balanced Fund	2,088,538	1,647,548
Franklin Balance Sheet Fund	2,059,271	1,554,252
MFS Fixed Fund	1,503,451	1,510,919
Massachusetts Investors Trust	1,585,909	1,363,152
MFS Bond Fund	1,055,256	1,140,053
Barclays Global Investors S&P 500 Stock Fund	1,515,854	1,026,869
PIMCO Total Return Fund	N/A	653,370
MFS Value Fund	N/A	650,244
American EuroPacific Growth Fund	1,062,281	639,231

During 2003 and 2002, Plan investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31, 2003	Year ended December 31, 2002
Securities of participating employer	$ (105,580)	$ (52,996)
Mutual funds	2,522,918	(2,922,891)
Net change in fair value	$ 2,417,338	$ (2,975,887)

HUFFY CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(4) Non-participant Directed Investments

Information about the assets and significant components of the changes in assets relating to the non-participant directed investments is as follows:

		2003		2002
Net assets:				
Mutual funds	$	1,512,743	$	1,514,999
Securities of participating employer		440,370		504,432
Changes in net assets:				
Net appreciation (depreciation)		(52,748)		(52,996)
Dividends		4		57,598
Participants' contributions		27,191		82,598
Employer's contribution		4,334		135,474
Benefits paid		23,783		(143,739)
Interfund transfers		(105,769)		471,033

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, all non-vested participants will become fully vested and all remaining net assets will be distributed to participants.

(6) Federal Income Taxes

The IRS issued its latest determination letter on September 4, 2002, which stated that the Plan and its underlying trust qualified under the applicable provisions of the Code, and therefore were exempt from Federal income taxes. The Plan has been amended since receiving its determination letter. In the opinion of the Plan administrator, the Plan is currently being operated within the terms of the Plan, and in the opinion of the Plan's ERISA counsel, the Plan is designed and remains qualified under the applicable provisions of the Code. The Plan has completed the required compliance testing under the Internal Revenue Code and was found to be in compliance.

(7) Transfers from Other Plan

During 2003 and 2002, certain employees of the Plan Sponsor transferred between the subsidiaries of the Company. As a result, the participant accounts of those employees were transferred between the Plan and the Huffy Service First, Inc. Savings Plan.

HUFFY CORPORATION SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment		Fair value
Securities of participating employer:			
* Huffy Corporation Common Stock Fund	177,812 units of fund at cost of $2.48 per share	$	440,370
Mutual funds:			
* MFS Mid-Cap Growth Fund	329,547 units of fund		2,573,760
American Balanced Fund	120,795 units of fund		2,088,538
Franklin Balance Sheet Fund	43,289 units of fund		2,059,271
* MFS Fixed Fund	1,503,451 units of fund at cost of $1 per unit		1,503,451
* Massachusetts Investors Trust	101,531 units of fund		1,585,909
* MFS Bond Fund	80,554 units of fund		1,055,256
Barclays Global Investors S&P 500 Stock Fund	11,250 units of fund		1,515,854
PIMCO Total Return Fund	60,308 units of fund		645,898
* MFS Value Fund	33,035 units of fund		671,932
American EuroPacific Growth Fund	35,163 units of fund		1,062,281
* Conservative Portfolio Option	832 units of fund at cost of $11.17 per unit		9,292
Total mutual funds			14,771,442
Participant loans:			
* Various plan participants	38 loans to participants (interest rates from 5.00% to 10.5%)		239,483
		$	15,451,295

* Denotes party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-44571) pertaining to Huffy Corporation Savings Plan of our report dated June 30, 2004 with respect to the financial statements and schedules of Huffy Corporation Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Clark, Schaefer, Hackett & Co.

June 30, 2004
Dayton, Ohio